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E-Mail: matthew.vogel@quarles.com

July 20, 2015

VIA EDGAR

Mr. Kenneth Ellington
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington DC 20549

Re:	Thompson IM Funds, Inc. (“Thompson IM”) 1933 Act Registration No. 33-6418; 1940 Act File No. 811-4946

Response to Staff Telephone Comment on Form N-CSR for the Year Ended November 30, 2014, and Post Effective Amendment No. 39 to Thompson IM’s Registration Statement filed on Form N-1A

Dear Mr. Ellington:

On behalf of our client, Thompson IM Funds, Inc. (“Thompson IM”), we are transmitting for filing via EDGAR this letter as a response to the staff’s comment, as we understand it, based upon a telephone conversation we had with the staff on July 10, 2015, relating to Thompson IM’s Form N-CSR for the year ended November 30, 2014 (the “N-CSR”), and Post Effective Amendment No. 39 to Thompson IM’s Registration Statement filed on Form N-1A (the “Registration Statement”). All references to “we” mean Thompson IM, and where applicable, each of its series (each a “Fund,” and collectively, the “Funds”).

Comment. The staff noted that disclosure included on page 5 of the Thompson IM Annual Report included in the N-CSR showed that the Thompson LargeCap Fund had approximately 25.48% of its net assets invested in the Information Technology sector as of November 30, 2014. The staff inquired why, in light of the percentage of net assets invested in that single sector, information regarding the Fund’s concentration in the Information Technology Sector was not included in the principal risks and principal investment strategies sections of the prospectus portion of the Registration Statement.

Mr. Kenneth Ellington

July 20, 2015

Response. Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) requires in part that an investment company recite in its registration statement whether it reserves the freedom to concentrate investments in a particular “industry or group of industries.” Instruction 4 to Item 9(b) of Form N-1A similarly requires an investment company to “[d]isclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).”

The 1940 Act does not define the phrase “industry or group of industries” nor has the Securities and Exchange Commission done so. Former Guide 19 to Form N-1 stated that “[a] registrant may ... select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although Guide 19 does not apply to registration statements currently filed under Form N-1A, the Securities and Exchange Commission has continued to cite this section of former Guide 19 approvingly with respect to industry concentration. See Securities and Exchange Commission’s Brief Amicus Curiae dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N. D. Cal.) at 8 and 9; SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.

Like many other registered investment companies, Thompson IM relies on a third-party industry classification system—in the case of Thompson IM, the Global Industry Classification System (“GICS”)—to determine the industries and groups of industries into which its Funds’ investments fall. GICS uses a four-tiered, hierarchical classification system, currently comprised of 10 sectors, 24 industry groups, 67 industries, and 156 sub-industries. Thompson IM considers the “industry group” tier of the GICS hierarchy to be analogous to the “group of industries” referred to in Section 8(b)(1) of the 1940 Act and Item 9(b) of Form N-1A, and closely monitors the holdings of each of its Funds to ensure that none is concentrated in any such industry group. Thompson IM considers the various GICS sectors, which are generally comprised of multiple industry groups, to be too broad to be reasonably considered a “group of industries” as that term is used in the 1940 Act and in Form N-1A.

In the case of the Information Technology sector, which is divided by GICS into three different industry groups, the Thompson LargeCap Fund had net assets well under 25% in each of the sector’s industry groups as of the end of its last fiscal year. Accordingly, no such disclosure relating to any of the three industry groups within the Information Technology sector was required by either the 1940 Act or by the disclosure requirements of Form N-1A to be included in the principal risks or principal investment strategies sections of the Registration Statement.

Mr. Kenneth Ellington

July 20, 2015

Thompson IM acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Registration Statement; that the SEC staff comments or Thompson IM’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that Thompson IM may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or further comments on the Form N-CSR or Registration Statement, please contact me at (414) 277-5817 or matthew.vogel@quarles.com, or Fred Lautz of this office at (414) 277-5309 or fred.lautz@quarles.com.

Very truly yours,

Quarles & Brady LLP

/s/ Matthew C. Vogel

Matthew C. Vogel

cc: Working Group

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